MANAGEMENT’S DISCUSSION
AND ANALYSIS

FOR THE THREE MONTHS ENDED
MARCH 31, 2024

1050 – 625 Howe Street, Vancouver, B.C., Canada V6C 2T6
Phone: 604-449-9244 | Website: www.erocopper.com | Email: info@erocopper.com

Ero Copper Corp. March 31, 2024 MD&A

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at May 7, 2024 and should be read in conjunction with the unaudited condensed consolidated interim financial statements of Ero Copper Corp. (“Ero”, the “Company”, or “we”) as at, and for the three months ended March 31, 2024, and related notes thereto, which are prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as permitted by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). All references in this MD&A to “Q1 2024” and “Q1 2023” are to the three months ended March 31, 2024 and March 31, 2023, respectively. As well, this MD&A should be read in conjunction with the Company’s December 31, 2023 audited consolidated financial statements and MD&A. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. References to “$”, “US$”, “dollars”, or “USD” are to US dollars, references to “C$” are to Canadian dollars, and references to “R$” or “BRL” are to Brazilian Reais.

This MD&A refers to various alternative performance (Non-IFRS) measures, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold all-in sustaining cost (“AISC”), realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share attributable to owners of the Company, net (cash) debt, working capital and available liquidity. Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" for a discussion of non-IFRS measures.

This MD&A contains “forward‐looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. The Company cannot assure investors that such statements will prove to be accurate, and actual results and future, events may differ materially from those anticipated in such statements. The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Investors are cautioned not to place undue reliance on such forward-looking statements. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company (the “Board”) as of May 7, 2024, unless otherwise stated.

BUSINESS OVERVIEW

Ero is a high-margin, high-growth, low carbon-intensity copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C., Canada. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), held indirectly through its wholly-owned subsidiary, Ero Brasil Participaçoes Ltda.. MCSA is the 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

Ero Copper Corp. March 31, 2024 MD&A | Page 1

HIGHLIGHTS

	2024 - Q1	2023 - Q4	2023 - Q1
Operating Information

Copper (Caraíba Operations)
Ore Processed (tonnes)	853,371	812,202	772,548
Grade (% Cu)	1.08	1.59	1.33
Cu Production (tonnes)	8,091	11,760	9,327
Cu Production (lbs)	17,837,530	25,926,281	20,563,552
Cu Sold in Concentrate (tonnes)	9,461	11,429	9,464
Cu Sold in Concentrate (lbs)	20,858,592	25,196,731	20,865,486
Cu C1 Cash Cost(1)(2)	$2.30	$1.75	$1.89

Gold (Xavantina Operations)
Ore Processed (tonnes)	37,834	34,416	35,763
Grade (g / tonne)	16.38	17.18	11.85
Au Production (oz)	18,234	16,867	12,443
Au C1 Cash Cost(1)	$395	$413	$436
Au AISC(1)	$797	$991	$946

Financial information ($ in millions, except per share amounts)
Revenues	$105.8	$116.4	$101.0
Gross profit	31.2	41.9	40.1
EBITDA(1)	17.8	73.7	48.1
Adjusted EBITDA(1)	43.3	50.3	44.5
Cash flow from operations	17.2	49.4	16.4
Net (loss) income	(6.8)	37.1	24.5
Net (loss) income attributable to owners of the Company	(7.1)	36.5	24.2
- Per share (basic)	(0.07)	0.37	0.26
- Per share (diluted)	(0.07)	0.37	0.26
Adjusted net income attributable to owners of the Company(1)	16.8	20.7	22.5
- Per share (basic)	0.16	0.21	0.24
- Per share (diluted)	0.16	0.21	0.24

Cash, cash equivalents, and short-term investments	51.7	111.7	236.6
Working (deficit) capital(1)	(28.6)	25.7	218.8
Available liquidity(1)	156.7	261.7	386.6
Net debt(1)	415.1	314.5	174.2

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.
(2) Copper C1 cash cost including foreign exchange hedges was $2.28 in Q1 2024 (Q1 2023 - $1.84).

Ero Copper Corp. March 31, 2024 MD&A | Page 2

Q1 2024 Highlights
Solid first quarter financial results fueled by record gold production and strengthening gold and copper prices
•The Caraíba Operations produced 8,091 tonnes of copper in concentrate during the quarter at C1 cash costs(1) of $2.30 per pound of copper produced. Including the benefit of realized gains on allocated foreign exchange hedges, C1 cash costs(1) at the Caraíba Operations during the period were $2.28 per pound of copper produced
◦Mill throughput volumes increased 5.1% quarter-on-quarter following the successful completion of the Caraíba mill expansion in late 2023
◦A planned decrease in mined and processed copper grades during the quarter was compounded by delays in underground development required to access scheduled high-grade stopes, resulting in a higher proportion of ore mined from lower grade stopes during the period
•The Xavantina Operations achieved record gold production of 18,234 ounces during the quarter, resulting in C1 cash costs(1) and AISC(1) of $395 and $797, respectively, per ounce of gold produced
◦Tonnes processed increased 9.9% quarter-on-quarter while mined and processed gold grades remained elevated at 16.38 grams per tonne ("gpt")
•First quarter financial results reflect record gold production and operating margins at the Xavantina Operations as well as the sale of copper concentrate inventories carried over from Q4 2023 at the Caraíba Operations
◦Net loss attributable to the owners of the Company of $7.1 million ($0.07 per share on a diluted basis)
◦Adjusted net income attributable to the owners of the Company(1) of $16.8 million ($0.16 per share on a diluted basis)
◦Adjusted EBITDA(1) of $43.3 million
•At the The Tucumã Project, major mechanical and sub-component commissioning was completed during the quarter, and first ore passed through the crushing circuit and main conveyors. With commissioning progressing ahead of schedule and physical completion at approximately 97%, the Company expects to achieve first copper concentrate production in early Q3 2024. Total project capital remains unchanged at $310 million
•At quarter-end, available liquidity was $156.7 million, including $51.7 million in cash and cash equivalents plus $105.0 million of undrawn availability under the Company's senior secured revolving credit facility. Subsequent to quarter-end, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, which will be repaid through the delivery of copper at prevailing market prices.

(1) Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2024 MD&A | Page 3

Increasing 2024 production guidance for the Xavantina Operations to reflect a continuation of exceptional gold grades
•Following record operating performance at the Xavantina Operations during the quarter, the Company is increasing its 2024 gold production guidance from 55,000 to 60,000 ounces to a range of 60,000 to 65,000 ounces, and is guiding towards the low end of its full-year cost guidance for the Xavantina Operations
•The Company is reaffirming all other 2024 production, cost and capital expenditure guidance ranges

Tucumã Project on track to deliver transformational near-term growth
•As construction of the Tucumã Project nears completion, commissioning is advancing ahead of schedule, and first copper concentrate production is expected to commence in early Q3 2024
◦Completed mechanical and sub-component commissioning in Q1 2024, as well as first ore through the crushing circuit and main conveyors
◦Commissioning of the process plant, including the ball mill, flotation circuit, and tailings and concentrate filters, remains on track for integrated commissioning in June 2024
◦Sulphide ore stockpiled for process plant commissioning was approximately 36,000 tonnes with over 160,000 tonnes of ore drilled and ready to be blasted in the mine as of quarter-end
◦The total direct project capital estimate remains unchanged at approximately $310 million
◦To date, the Tucumã Project has recorded no lost-time injuries with over five million hours of work completed since 2022
•At the Caraíba Operations, main shaft sinking at the Pilar Mine's new external shaft is progressing on track to achieve a projected depth of approximately 600 meters by year-end
◦Reaming of the second and longest raisebore leg of the shaft, totaling 718 meters, was completed in April 2024

Ero Copper Corp. March 31, 2024 MD&A | Page 4

REVIEW OF OPERATIONS
The Caraíba Operations

Copper	2024 - Q1	2023 - Q4	2023 - Q1
Ore mined (tonnes)	788,332	886,271	759,599
Ore processed (tonnes)	853,371	812,202	772,548
Grade (% Cu)	1.08	1.59	1.33
Recovery (%)	88.1	91.0	90.8

Cu Production (tonnes)	8,091	11,760	9,327
Cu Production (lbs)	17,837,530	25,926,281	20,563,552

Concentrate grade (% Cu)	32.7	33.3	33.9
Concentrate sales (tonnes)	28,721	34,332	30,074
Cu Sold in concentrate (tonnes)	9,461	11,429	9,464
Cu Sold in concentrate (lbs)	20,858,592	25,196,731	20,865,486

Realized copper price	$3.74	$3.52	$3.95
Copper C1 cash cost	$2.30	$1.75	$1.89
Copper C1 cash cost including foreign exchange hedges	$2.28	$1.59	$1.84
The Caraíba Operations delivered quarterly copper production of 8,091 tonnes in concentrate at a C1 cash cost of $2.30 per pound of copper produced. Including the benefit of realized gains on allocated foreign exchange hedges, C1 cash costs during the period were $2.28 per pound.

Mill throughput volumes increased 5.1% quarter-on-quarter following the successful completion of the Caraíba mill expansion in Q4 2023. Higher processed tonnage during the quarter partially offset a planned decrease in mined and processed copper grades that was compounded by delays in underground development required to access scheduled high-grade stopes within the Pilar Mine, resulting in a higher proportion of ore mined from lower grade stopes during the period.

Tonnes of ore mined in Q1 2024 included:
•Pilar: 454,610 tonnes grading 1.23% copper (vs. 471,695 tonnes at 1.76% copper in Q4 2023)
•Vermelhos: 227,166 tonnes grading 1.21% copper (vs. 248,349 tonnes at 1.59% copper in Q4 2023)
•Surubim: 106,556 tonnes at 0.65% copper (vs. 166,227 tonnes at 0.68% copper in Q4 2023)

Contributions from the three mines resulted in total ore mined during the quarter of 788,332 tonnes grading 1.15% copper (vs. 886,271 tonnes at 1.51% copper in Q4 2023).

The Caraíba Operations are projected to produce 42,000 to 47,000 tonnes of copper in concentrate for the year, with Q1 2024 expected to be the lowest production quarter. Anticipated increases in mill throughput volumes and higher copper grades from scheduled stope sequencing are expected to contribute to sequential production increases throughout the remaining quarters of the year.

Ero Copper Corp. March 31, 2024 MD&A | Page 5

The Company is maintaining its full-year C1 cash cost guidance range for the Caraíba Operations of $1.80 to $2.00. Unit operating costs are expected to peak in Q1 2024 and improve in subsequent quarters due to projected increases in copper production.

Exploration activities during Q1 2024 at the Caraíba Operations continued to focus on advancing the Company's full-year exploration objectives of (i) extending high-grade mineralization within the upper levels of the Pilar Mine and at the Vermelhos Mine, (ii) delineating extensions of regional targets with known copper mineralization located near the Caraíba mill, and (iii) drill testing regional nickel and copper targets in the Vermelhos district.

The Xavantina Operations

Gold	2024 - Q1	2023 - Q4	2023 - Q1
Ore mined (tonnes)	37,834	34,417	35,763
Ore processed (tonnes)	37,834	34,416	35,763
Head grade (grams per tonne Au)	16.38	17.18	11.85
Recovery (%)	91.5	88.7	91.4

Gold ounces produced (oz)	18,234	16,867	12,443
Silver ounces produced (oz)	10,209	9,907	8,194

Gold sold (oz)	16,853	18,479	13,097
Silver sold (oz)	9,086	9,618	8,422

Realized gold price(1)	$1,920	$1,820	$1,828
Gold C1 cash cost	$395	$413	$436
Gold AISC	$797	$991	$946
(1)    Realized Au price includes the effect of ounces sold under the stream arrangement with Royal Gold. See "Realized Gold Price" section of "Non-IFRS Measures" for detail.
The Xavantina Operations achieved record quarterly gold production of 18,234 ounces at a C1 cash cost of $395 and an AISC of $797 per ounce of gold produced. Tonnes processed increased 9.9% quarter-on-quarter while mined and processed gold grades remained elevated at 16.38 gpt.

Following record operating performance at the Xavantina Operations during the quarter, the Company is increasing its full-year gold production guidance from 55,000 to 60,000 ounces to a range of 60,000 to 65,000 ounces. The Company expects mined and processed gold grades to remain above plan through the remainder of H1 2024, as positive grade reconciliations have continued into Q2 2024. While this trend may continue beyond Q2 2024, the Company is projecting a reversion to long-term block model grades for planned mining areas in H2 2024.

As a result of higher full-year production expectations, the Company is guiding towards the low end of its 2024 gold C1 cash cost guidance range of $550 to $650 and its gold AISC guidance range of $1,050 to $1,150.

Exploration activities at the Xavantina Operations during the quarter continued to focus on testing the down plunge extension of the Santo Antônio vein at depth as well as drill testing the Santo Antonio/Brás joining extension. Regional Exploration focused on identifying potential gold systems parallel to Xavantina mine system.

Ero Copper Corp. March 31, 2024 MD&A | Page 6

2024 GUIDANCE
Following record operating performance at the Xavantina Operations during the quarter, the Company is increasing its 2024 gold production guidance from 55,000 to 60,000 ounces to a range of 60,000 to 65,000 ounces. The Company expects mined and processed gold grades to remain above plan through the remainder of H1 2024, as positive grade reconciliations have continued into Q2 2024. While this trend may continue beyond Q2 2024, the Company is projecting a reversion to long-term block model grades for planned mining areas in H2 2024. As a result of higher full-year production expectations, the Company is guiding towards the low end of its full-year cost guidance for the Xavantina Operations.

Consolidated copper production of 59,000 to 72,000 tonnes in concentrate is expected to be weighted towards H2 2024, largely due to the anticipated commencement of production at the Tucumã Project in early Q3 2024. Consequently, consolidated copper C1 cash costs are projected to be lower in H2 2024 versus H1 2024.

2024 Production and Cost Guidance

The Company's updated cost guidance for 2024 assumes a foreign exchange rate of 5.00 BRL per USD, a gold price of $1,900 per ounce and a silver price of $23.00 per ounce.

	Previous Guidance	Updated Guidance
Consolidated Copper Production (tonnes)
Caraíba Operations	42,000 - 47,000	Unchanged
Tucumã Operations	17,000 - 25,000	Unchanged
Total	59,000 - 72,000	Unchanged

Consolidated Copper C1 Cash Costs(1) Guidance
Caraíba Operations	$1.80 - $2.00	Unchanged
Tucumã Operations	$0.90 - $1.10	Unchanged
Total	$1.50 - $1.75	Unchanged

The Xavantina Operations
Au Production (ounces)	55,000 - 60,000	60,000 - 65,000
Gold C1 Cash Cost(1) Guidance	$550 - $650	Low End of Range
Gold AISC(1) Guidance	$1,050 - $1,150	Low End of Range

Note:    Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s most recent Annual Information Form and Management of Risks and Uncertainties in this MD&A for complete risk factors.
(1)     Please refer to the section titled "Alternative Performance (Non-IFRS) Measures" within this MD&A.

Ero Copper Corp. March 31, 2024 MD&A | Page 7

2024 Capital Expenditure Guidance

Full-year capital expenditures are projected to range from $299 to $349 million, including an estimated $30 to $40 million allocated to consolidated exploration programs. As the Company nears completion of the Tucumã Project, capital expenditures are expected to decrease in Q2 2024 compared to Q1 2024 and be weighted towards H1 2024.

The 2024 capital expenditure guidance assumes an exchange rate of 5.10 USD:BRL for the Tucumã Project based on allocated foreign exchange hedges with a weighted average ceiling and floor of 5.10 and 5.23 USD:BRL, respectively. All other capital expenditures assume an exchange rate of 5.00 USD:BRL. Figures presented in the table below are in USD millions.

Caraíba Operations
Growth	$80 - $90
Sustaining	$100 - $110
Total, Caraíba Operations	$180 - $200

Tucumã Project
Growth	$65 - $75
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$2 - $5
Total, Tucumã Project	$71 - $86

Xavantina Operations
Growth	$3 - $5
Sustaining	$15 - $18
Total, Xavantina Operations	$18 - $23

Consolidated Exploration Programs	$30 - $40

Company Total
Growth	$148 - $170
Capitalized Ramp-Up Costs	$4 - $6
Sustaining	$117 - $133
Exploration	$30 - $40
Total, Company	$299 - $349

Ero Copper Corp. March 31, 2024 MD&A | Page 8

REVIEW OF FINANCIAL RESULTS

The following table provides a summary of the financial results of the Company for Q1 2024 and Q1 2023. Tabular amounts are in thousands of US dollars, except share and per share amounts.

		Three months ended March 31,
	Notes	2024	2023

Revenue	1	$105,793	$100,956
Cost of sales	2	(74,616)	(60,848)
Gross profit		31,177	40,108
Expenses
General and administrative	3	(11,514)	(12,216)
Share-based compensation		(6,545)	(5,017)
Income before the undernoted		13,118	22,875
Finance income		1,468	4,138
Finance expense	4	(4,634)	(6,526)
Foreign exchange (loss) gain	5	(18,996)	8,621
Other income		361	58
(Loss) income before income taxes		(8,683)	29,166
Income tax recovery (expense)
Current		(3,330)	(2,100)
Deferred		5,183	(2,566)
	6	1,853	(4,666)
Net (loss) income for the period		$(6,830)	$24,500

Other comprehensive (loss) gain
Foreign currency translation (loss) gain	7	(24,680)	17,641
Comprehensive (loss) income		$(31,510)	$42,141

Net (loss) income per share attributable to owners of the Company
Basic		$(0.07)	$0.26
Diluted		$(0.07)	$0.26
Weighted average number of common shares outstanding
Basic		102,769,444	92,294,045
Diluted		102,769,444	93,218,281

Ero Copper Corp. March 31, 2024 MD&A | Page 9

Notes:

1.    Revenues from copper sales in Q1 2024 was $73.9 million (Q1 2023 - $77.3 million) on sale of 20.9 million lbs of copper (Q1 2023 - 20.9 million lbs) at an average realized price of $3.74 (Q1 2023 - $3.95) per lb. The decrease in copper revenues was primarily attributed to lower average realized price.

Revenues from gold sales in Q1 2024 was $31.9 million (Q1 2023 - $23.7 million) on sale of 16,853 ounces of gold (Q1 2023 - 13,097 ounces) at an average realized price of $1,920 per ounce (Q1 2023 - $1,828 per ounce). The increase in gold revenues was attributable to both higher realized gold price and an increase in sales volume, as production and head grades both increased significantly compared to the same quarter of the prior year.

2.    Cost of sales for Q1 2024 from copper sales was $61.6 million (Q1 2023 - $50.6 million) which primarily comprised of $17.6 million (Q1 2023 - $12.5 million) in depreciation and depletion, $13.2 million (Q1 2023 - $11.3 million) in salaries and benefits, $8.7 million (Q1 2023 - $8.5 million) in materials and consumables, $6.7 million (Q1 2023 - $6.4 million) in maintenance costs, $6.5 million (Q1 2023 - $6.1 million) in contracted services, $3.9 million increase (Q1 2023 - $1.2 million decrease) in inventories, $3.1 million (Q1 2023 - $2.7 million) in utilities, and $1.8 million (Q1 2023 - $1.9 million) in sales expenses. The increase in cost of sales in Q1 2024 as compared to Q1 2023 was primarily attributable to a 10% increase in tonnes processed, as well as higher depreciation and depletion due to overall higher depletable asset base, and higher labour costs from wage and other benefit increases. Lower grades of ore processed also resulted in an increase in the cost per pound sold.

Cost of sales for Q1 2024 from gold sales was $13.0 million (Q1 2023 - $10.2 million) which primarily comprised of $5.3 million (Q1 2023 - $3.9 million) in depreciation and depletion, $2.6 million (Q1 2023 - $2.1 million) in salaries and benefits, $2.0 million (Q1 2023 - $1.2 million) in contracted services, $1.7 million (Q1 2023 - $1.5 million) in materials and consumables, $0.6 million (Q1 2023 - $0.4 million) in maintenance costs, and $0.6 million (Q1 2023 - $0.5 million) in utilities. The increase in cost of sales as compared to Q1 2023 was primarily due to higher depreciation and depletion attributed to an increase in production as well as depreciable asset base. These increases were more than offset by the increase on grades of ore mined which reduced the cost per ounce sold.

3.    General and administrative expenses for Q1 2024 was primarily comprised of $6.0 million (Q1 2023 - $7.1 million) in salaries and consulting fees, $2.3 million (Q1 2023 - $2.2 million) in office and administration expenses, $1.7 million (Q1 2023 - $1.4 million) in incentive payments, $0.4 million (Q1 2023 - $0.5 million) in accounting and legal costs, and $0.7 million (Q1 2023 - $0.9 million) in other costs. The decrease in general and administrative expenses was mainly attributed to decreases in salaries and consulting fees.

4.    Finance expense for Q1 2024 was $4.6 million (Q1 2023 - $6.5 million) and is primarily comprised of other finance expense of $2.9 million (Q1 2023 - $0.2 million), accretion of deferred revenue of $0.7 million (Q1 2023 - $0.8 million), accretion of asset retirement obligations of $0.6 million (Q1 2023 - $0.6 million), lease interest of $0.4 million (Q1 2023 - $0.3 million), and interest on loans and borrowings of $— million (Q1 2023 - $4.5 million). In addition, $7.4 million (Q1 2023 - $2.4 million) in interest was capitalized to projects in progress. The overall decrease in finance expense was attributable to higher interest expense being capitalized as a result of higher capital expenditures on construction projects as compared to the same quarter in the prior year, partially offset by a credit loss provision of $1.9 million recognized on accounts and note receivable.

5.    Foreign exchange loss for Q1 2024 was $19.0 million (Q1 2023 - $8.6 million gain). This amount is primarily comprised of foreign exchange loss on USD denominated debt of $12.8 million (Q1 2023 - $5.4 million gain) in MCSA for which the functional currency is the BRL, and unrealized foreign exchange loss on derivative contracts of $9.3 million (Q1 2023 - $3.2 million gain), partially offset by realized foreign exchange gain on derivative contracts of $2.1 million (Q1 2023 - $0.9 million gain) and other foreign exchange gains of $1.0 million (Q1 2023 - $0.9 million losses). The unrealized foreign exchange loss on USD denominated debt and on derivative contracts was a result of the weakening of the BRL against the USD during the period.

6.    In Q1 2024, the Company recognized $1.9 million in income tax recovery (Q1 2023 - tax expense of $4.7 million). The change in income tax was primarily a result of a loss before taxes as compared to income before taxes in the same quarter of the prior year.

7.    The foreign currency translation loss is a result of a fluctuation of the BRL against the USD during Q1 2024, which weakened from approximately 4.84 BRL per US dollar at the beginning of Q1 2024 to approximately 5.00 BRL per US dollar by the end of the quarter, when translating the net assets of the Company’s Brazilian subsidiaries to USD for presentation in the Company’s condensed consolidated interim financial statements.

Ero Copper Corp. March 31, 2024 MD&A | Page 10

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters. Tabular amounts are in millions of US Dollars, except share and per share amounts.

Selected Financial Information	Mar. 31,(1)	Dec. 31,(2)	Sep. 30,(3)	Jun. 30,(4)	Mar. 31,(5)	Dec. 31,(6)	Sep. 30,(7)	Jun. 30,(8)
	2024	2023	2023	2023	2023	2022	2022	2022
Revenue	$105.8	$116.4	$105.2	$104.9	$101.0	$116.7	$85.9	$114.9
Cost of sales	$(74.6)	$(74.6)	$(69.7)	$(65.5)	$(60.8)	$(64.0)	$(63.1)	$(64.3)
Gross profit	$31.2	$41.9	$35.5	$39.4	$40.1	$52.7	$22.8	$50.7
Net (loss) income for period	$(6.8)	$37.1	$2.8	$29.9	$24.5	$22.5	$4.0	$24.1
(Loss) income per share attributable to the owners of the Company
- Basic	$(0.07)	$0.37	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26
- Diluted	$(0.07)	$0.37	$0.03	$0.32	$0.26	$0.24	$0.04	$0.26
Weighted average number of common shares outstanding
- Basic	102,769,444	98,099,791	93,311,434	92,685,916	92,294,045	91,522,358	90,845,229	90,539,647
- Diluted	102,769,444	98,482,755	94,009,268	93,643,447	93,218,281	92,551,916	91,797,437	91,850,321

Notes:

1.During Q1 2024, the Company recognized net loss of $6.8 million compared to net income of $37.1 million in the preceding quarter. The decrease in income was primarily attributable to foreign exchange losses of $19.0 million compared to foreign exchange gains of $24.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

2.During Q4 2023, the Company recognized net income of $37.1 million compared to $2.8 million in the preceding quarter. The increase was primarily attributable to foreign exchange gains of $24.9 million compared to foreign exchange losses of $13.9 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.
3.During Q3 2023, the Company recognized net income of $2.8 million compared to $29.9 million in the preceding quarter. The decrease was primarily attributable to foreign exchange losses of $13.9 million compared to foreign exchange gain of $15.1 million in the preceding quarter. The change in foreign exchange gain or loss was primarily driven by volatility of the Brazilian Real against the US Dollar during the respective periods.

4.During Q2 2023, the Company recognized net income of $29.9 million compared to $24.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain and the recognition of an unrealized gain in copper derivative contracts.
5.During Q1 2023, the Company recognized net income of $24.5 million compared to $22.5 million in the preceding quarter. The increase was primarily attributable to an increase in foreign exchange gain, a reduction in general and administrative expenses, and a reduction in finance expense. In the prior quarter, the Company recognized a $3.3 million expected credit loss provision.

6.During Q4 2022, the Company recognized net income of $22.5 million compared to $4.0 million in the preceding quarter. The increase was primarily attributable to a $29.9 million increase in gross profit as a result of 13% increase in copper production, partially offset by higher share-based payment expenses and a $3.3 million expected credit loss provision recognized in relation to payment arrangement with PMA.

Ero Copper Corp. March 31, 2024 MD&A | Page 11

7.During Q3 2022, the Company recognized net income of $4.0 million compared to $24.1 million in the preceding quarter. The decrease was primarily attributable to a $27.9 million decrease in gross profit as a result of 12% lower production, reduced copper and gold realized prices, and provisional pricing adjustments on copper concentrate sold in the prior quarter.

8.During Q2 2022, the Company recognized net income of $24.1 million compared to $52.5 million in the preceding quarter. The decrease was primarily attributable to volatility in foreign exchange gains or losses driven by the strengthening of the BRL against the USD in the quarter, which resulted in $3.3 million of foreign exchange losses compared to $18.7 million of foreign exchange gains in the preceding quarter and a $10.3 million decrease in gross profit as a result of reduced copper and gold realized prices and overall inflationary pressure on cost of sales. The increase in copper produced and sold was mostly offset by a provisional pricing adjustment.

LIQUIDITY, CAPITAL RESOURCES, AND CONTRACTUAL OBLIGATIONS

Liquidity

As at March 31, 2024, the Company held cash and cash equivalents of $51.7 million and available liquidity of $156.7 million. Cash and cash equivalents were primarily comprised of cash held with reputable financial institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Cash and cash equivalents have decreased by $60.0 million since December 31, 2023. The Company’s cash flows from operating, investing, and financing activities during 2024 are summarized as follows:

•Cash used in investing activities of $107.1 million, including:
◦$106.6 million of additions to mineral property, plant and equipment; and
◦$1.2 million of additions to exploration and evaluation assets;
net of:
◦$0.7 million in proceeds from short-term investments and interest received.

Partially offset by:

•Cash from operating activities of $17.2 million, primarily consists of:
◦$17.8 million of EBITDA (see Non-IFRS Measures);
◦$2.1 million of derivative contract settlements; and
◦$1.1 million of additional advances from the NX Gold Precious Metal Purchase Agreement;
net of:
◦$19.5 million of unrealized foreign exchange gains;
◦$2.6 million of income taxes paid; and
◦$20.6 million of net change in non-cash working capital items.

•Cash from financing activities of $30.1 million, primarily consists of:
◦$50.1 million of new loans and borrowings, including a $45.0 million drawdown of the Senior Credit Facility; and
◦$0.3 million of proceeds from exercise of stock options.

Ero Copper Corp. March 31, 2024 MD&A | Page 12

net of:
◦$13.4 million of interest paid on loans and borrowings;
◦$3.1 million of lease payments; and
◦$2.6 million of principal repayments on loans and borrowings.

Subsequent to March 31, 2024, the Company drew down an additional $25.0 million of the senior secured revolving credit facility.

As at March 31, 2024, the Company had working capital deficit of $28.6 million and available liquidity of $156.7 million.

Capital Resources

At March 31, 2024, the Company had available liquidity of $156.7 million, including $51.7 million in cash and cash equivalents and $105.0 million of undrawn availability under its senior secured revolving credit facility.

In May 2024, to support the commencement of production and associated working capital needs at the Tucumã Project, the Company entered into a $50.0 million non-priced copper prepayment facility, structured by the Bank of Montreal and with participation by CIBC Capital Markets. This facility will be repaid over 27 equal monthly installments, beginning in October 2024, through the delivery of 272 tonnes of copper each month. Should any delivery exceed the monthly amortization payment of $2.1 million based on prevailing market prices, the excess value will be repaid to the Company. Through the end of 2024, the Company has the option to increase the size of the non-priced copper prepayment facility from $50.0 million to $75.0 million.

The Company’s primary sources of capital are comprised of cash from operations, and cash and cash equivalents on hand. The Company continuously monitors its liquidity position and capital structure and, based on changes in operations and economic conditions, may adjust such structure by issuing new common shares or new debt as necessary. Taking into consideration expected cash flow from existing operations and available liquidity, management believes that the Company has sufficient capital to fund its planned operations and activities, including the capital expenditures to complete the Tucumã Project, and other initiatives, for the foreseeable future.

In 2023, the senior credit facility was amended to increase its limit from $75.0 million to $150.0 million with maturity extended from March 2025 to December 2026 ("Amended Senior Credit Facility"). The Amended Senior Credit Facility bears interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.50% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Senior Credit Facility is also based on a sliding scale ranging from 0.45% to 1.01%.

In relation to its loans and borrowings, the Company is required to comply with certain financial covenants. As of the date of the condensed consolidated interim financial statements, the Company is in compliance with these covenants. The loan agreements also contain covenants that could restrict the ability of the Company and its subsidiaries, MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

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Contractual Obligations and Commitments

The Company has a precious metals purchase agreement with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., whereby the Company is obligated to sell a portion of its gold production from the Xavantina Operations at contract prices.

Refer to the "Liquidity Risk" section for further information on the Company's contractual obligations and commitments.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2024 and December 31, 2023:

	March 31, 2024	December 31, 2023
Cash and cash equivalents	51,692	$111,738
Accounts receivable	8,061	5,710
Derivatives	1,667	11,254
Note receivable	14,764	17,413
Deposits and other assets	10,329	9,484
	$86,513	$155,599

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer.

In November 30, 2022, Paranapanema S/A ("PMA"), one of the Company's customers in Brazil, filed for bankruptcy protection. According to PMA, the action was attributed to working capital challenges following an operational halt at one of their facilities. Progress was noted in August 2023 when PMA and its creditors agreed on a judicial recovery plan, which subsequently received approval from the judicial recovery court in November 2023. As a preferred supplier to PMA, the Company has entered into a note receivable arrangement with PMA. The arrangement is excluded from the judicial recovery process and provides the Company with certain judicial guarantees. According to the note receivable

Ero Copper Corp. March 31, 2024 MD&A | Page 14

arrangement, repayment is structured over 24 monthly installments beginning in March 2024, with an annual interest rate equivalent to Brazil's CDI rate of approximately 11.65%.

At March 31, 2024, the gross amount of accounts and note receivable from PMA was $25.0 million (December 31, 2023 - $25.2 million). As PMA missed its first installment in March 2024, the Company further increased the expected credit loss provision by $1.9 million. After adjusting for credit loss provision and present value discount of $9.6 million (December 31, 2023 - $7.7 million), the amortized cost of the note receivable at March 31, 2024 was $14.8 million (December 31, 2023 - $17.4 million), of which $8.4 million (December 31, 2023 - $8.3 million was classified as current and $6.4 million (December 31, 2023 - $9.1 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2024:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$466,802	$639,386	$43,722	$117,473	$478,191	$—
Accounts payable and accrued liabilities	109,095	109,095	109,095	—	—	—
Other non-current liabilities	9,190	25,443	—	10,657	14,400	386
Leases	19,616	19,588	11,965	5,300	2,323	—
Total	$604,703	$793,512	$164,782	$133,430	$494,914	$386

As at March 31, 2024, the Company has capital commitments, which is net of advances to suppliers, of $119.3 million through contracts and purchase orders which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering

Ero Copper Corp. March 31, 2024 MD&A | Page 15

future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2024 relates to $20.4 million (December 31, 2023 – $17.2 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2024 on $438.9 million of intercompany loan balances (December 31, 2023 - $342.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2024 by 10% and 20%, would have decreased (increased) pre-tax net loss by $45.8 million and $91.7 million, respectively. This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use certain foreign exchange derivatives, including collars and forward contracts, to manage its foreign exchange risks. A summary of the Company's foreign exchange derivatives at March 31, 2024 is summarized as follows:

Purpose	Notional Amount	Denomination	Weighted average floor	Weighted average cap / forward price	Maturities
Operational costs	$172.5 million	USD/BRL	4.96	5.38	Apr 2024 - Dec 2024
Capital expenditures	$78.0 million	USD/BRL	5.10	5.23	Apr 2024 - Dec 2024
Total	$250.5 million	USD/BRL	5.01	5.34	Apr 2024 - Dec 2024

The aggregate fair value of the Company's foreign exchange derivatives was a net asset of $1.7 million (December 31, 2023 - asset of $11.3 million). The fair values of foreign exchange contracts were determined based on option pricing models, forward foreign exchange rates, and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a loss of $9.3 million for the three months ended March 31, 2024 (a gain of $3.2 million for the three months ended March 31, 2023), which has been recognized in foreign exchange (loss) gain.

In addition, during the three months ended March 31, 2024, the Company recognized a realized gain of $2.1 million (realized gain of $0.9 million for the three months ended March 31, 2023) related to the settlement of foreign currency forward collar contracts. Of the $2.1 million in realized gain recognized during the three months ended March 31, 2024, $1.8 million (three months ended March 31, 2023 - $nil) was attributed to capital expenditures and $0.3 million (three months ended March 31, 2023 - $0.9 million) to operational cost hedges.

Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

Ero Copper Corp. March 31, 2024 MD&A | Page 16

The Company is principally exposed to interest rate risk through its Senior Credit Facility and Brazilian Real denominated bank loans. Based on the Company’s net exposure at March 31, 2024, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2024, the Company had provisionally priced sales that are exposed to commodity price changes. Based on the Company’s net exposure at March 31, 2024, a 10% change in the price of copper would have changed $0.6 million.

At March 31, 2024, the Company has entered into zero-cost copper derivative contracts on 1,000 tonnes of copper per month from April 2024 to June 2024, representing approximately 25% of estimated production volumes over the period. As of March 31, 2024, the fair value of these contracts was a net liability of $0.5 million (December 31, 2023 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the three months ended March 31, 2024, the Company recognized an unrealized gain of $0.1 million (unrealized gain of $0.2 million for the three months ended March 31, 2023) and a realized loss of nil (realized loss of $1.8 million for the three months ended March 31, 2023) in relation to its copper hedge derivatives in other income or loss.

For a discussion of additional risks applicable to the Company and its business and operations, including risks related to the Company’s foreign operations, the environment and legal proceedings, see “Risk Factors” in the Company’s AIF.

OTHER FINANCIAL INFORMATION

Off-Balance Sheet Arrangements

As at March 31, 2024, the Company had no material off-balance sheet arrangements.

Outstanding Share Data

As of May 7, 2024, the Company had 102,991,265 common shares issued and outstanding.

Ero Copper Corp. March 31, 2024 MD&A | Page 17

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

The Company’s material accounting policies and accounting estimates are contained in the Company’s consolidated financial statements for the year ended December 31, 2023 and condensed consolidated interim financial statements for the three months ended March 31, 2024. Judgements have been made in the determination of the functional currency of the Company and its subsidiaries and in the assessment of the probability of cash outflow related to legal claims and contingent liabilities. Certain of accounting policies, such as derivative instruments, deferred revenue, carrying amounts of mineral properties and associated mine closure and reclamation costs, provision for mine closure and reclamation costs, income tax including tax uncertainties, and expected credit losses involve critical accounting estimates. Certain of these estimates are dependent on mineral reserves and resource estimates. Changes in estimates of mineral reserves and resources could impact depreciation and depletion rates, asset carrying amounts and the provisions for mine closure and reclamation costs. The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Estimates of mineral reserves and resources are used in the calculation of depreciation, depletion and determination, when applicable, of the recoverable amount of CGUs, and for forecasting the timing of reclamation and closure cost expenditures. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

Management continuously reviews its estimates, judgments and assumptions on an ongoing basis using the most current information available. Revisions to estimates are recognized prospectively.

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CAPITAL EXPENDITURES

The following table presents capital expenditures at the Company’s operations on an accrual basis and are net of any sales and value-added taxes.

	2024 - Q1	2023 - Q1
Caraíba Operations
Growth	$19,731	$24,702
Sustaining	14,267	20,862
Exploration	4,599	5,196
Deposit on Projects	3,007	3,659
Total, Caraíba Operations	$41,604	$54,419

Tucumã Project
Growth	56,781	11,782
Exploration	10	638
Deposit on Projects	(6,752)	14,100
Total, Tucumã Project	$50,039	$26,520

Xavantina Operations
Growth	57	987
Sustaining	3,064	3,013
Exploration	1,314	1,905
Deposit on Projects	(29)	—
Total, Xavantina Operations	$4,406	$5,905

Corporate and Other
Sustaining	—	178
Exploration	1,134	1,837
Deposit on Projects	(10)	—
Total, Corporate and Other	$1,124	$2,015

Consolidated
Growth	76,569	37,471
Sustaining	17,331	24,053
Exploration	7,057	9,576
Deposit on Projects	(3,784)	17,759
Total, Consolidated Capital Expenditures	$97,173	$88,859

Ero Copper Corp. March 31, 2024 MD&A | Page 19

	2024 - Q1	2023 - Q1
Total, Consolidated Capital Expenditures	$97,173	$88,859
Add (less):
Additions to exploration and evaluation assets	(1,201)	(3,045)
Additions to right-of-use assets	4,034	4,085
Capitalized depreciation	574	—
Realized foreign exchange gain on capital expenditure hedges	1,688	—
Total, additions per Mineral Properties, Plant and Equipment	$102,268	$89,899

ALTERNATIVE PERFORMANCE (NON-IFRS) MEASURES

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including copper C1 cash cost, copper C1 cash cost including foreign exchange hedges, realized copper price, gold C1 cash cost, gold AISC, realized gold price, EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The tables below provide reconciliations of these non-IFRS measures to the most directly comparable IFRS measures as contained in the Company’s financial statements.

Unless otherwise noted, the non-IFRS measures presented below have been calculated on a consistent basis for the periods presented.

Copper C1 Cash Cost and Copper C1 Cash Cost including Foreign Exchange Hedges

Copper C1 cash cost and copper C1 cash cost including foreign exchange hedges are non-IFRS performance measures used by the Company to manage and evaluate the performance of its copper mining operations.

Copper C1 cash cost is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customer.

Copper C1 cash cost including foreign exchange hedges is calculated as C1 cash costs, adjusted for realized gains or losses from its operational foreign exchange hedges, divided by total pounds of copper produced during the period. Although the Company does not apply hedge accounting in its consolidated financial statements and recognizes these contracts at fair value through profit or loss, the Company believes it appropriate to present cash costs including the impact of realized gains and losses as these contracts were entered into to mitigate the impact of changes in exchange rates.

Ero Copper Corp. March 31, 2024 MD&A | Page 20

While copper C1 cash cost is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

The following table provides a reconciliation of copper C1 cash cost to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Cost of production	$42,227	$39,790	$36,285
Add (less):
Transportation costs & other	1,252	1,853	1,339
Treatment, refining, and other	5,170	7,332	6,463
By-product credits	(2,440)	(3,394)	(2,810)
Incentive payments	(1,199)	(1,693)	(1,237)
Net change in inventory	(3,893)	1,434	(1,185)
Foreign exchange translation and other	(7)	20	15
C1 cash costs	41,110	45,342	38,870
(Gain) loss on foreign exchange hedges	(276)	(4,185)	(932)
C1 cash costs including foreign exchange hedges	$40,834	$41,157	$37,938

	2024 - Q1	2023 - Q4	2023 - Q1
Costs
Mining	$25,256	$26,646	$23,210
Processing	7,177	8,177	6,554
Indirect	5,947	6,581	5,453
Production costs	38,380	41,404	35,217
By-product credits	(2,440)	(3,394)	(2,810)
Treatment, refining and other	5,170	7,332	6,463
C1 cash costs	41,110	45,342	38,870
(Gain) loss on foreign exchange hedges	(276)	$(4,185)	$(932)
C1 cash costs including foreign exchange hedges	$40,834	$41,157	$37,938

Ero Copper Corp. March 31, 2024 MD&A | Page 21

	2024 - Q1	2023 - Q4	2023 - Q1
Costs per pound
Total copper produced (lb, 000)	17,838	25,926	20,564

Mining	$1.42	$1.03	$1.13
Processing	$0.40	$0.32	$0.32
Indirect	$0.33	$0.25	$0.27
By-product credits	$(0.14)	$(0.13)	$(0.14)
Treatment, refining and other	$0.29	$0.28	$0.31
Copper C1 cash costs	$2.30	$1.75	$1.89
(Gain) loss on foreign exchange hedges	$(0.02)	$(0.16)	$(0.05)
Copper C1 cash costs including foreign exchange hedges	$2.28	$1.59	$1.84

Realized Copper Price

Realized copper price is a non-IFRS ratio that is calculated as gross copper revenue divided by pounds of copper sold during the period. Management believes measuring realized copper price enables investors to better understand performance based on the realized copper sales in each reporting period.

The following table provides a calculation of realized copper price and a reconciliation to copper segment .

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Copper revenue ($000s)(1)	$73,856	$83,237	$77,301
less: by-product credits	(2,440)	(3,394)	(2,810)
Net copper revenue	71,416	79,843	74,491
add: treatment, refining and other	5,170	7,332	6,463
add: royalty taxes	1,359	1,501	1,411
Gross copper revenue	77,945	88,676	82,365
Cu Sold in concentrate (lbs)	20,859	25,197	20,865
Realized copper price	$3.74	$3.52	$3.95

(1) Copper revenue includes provisional price and volume adjustments

Ero Copper Corp. March 31, 2024 MD&A | Page 22

Gold C1 Cash Cost and Gold AISC

Gold C1 cash cost is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. Gold C1 cash cost is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

Gold AISC is an extension of gold C1 cash cost discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. Gold AISC is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. Gold AISC is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

The following table provides a reconciliation of gold C1 cash cost and gold AISC to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Cost of production	$7,255	$7,122	$6,107
Add (less):
Incentive payments	(443)	(386)	(407)
Net change in inventory	264	65	(352)
By-product credits	(189)	(248)	(176)
Smelting and refining	90	113	76
Foreign exchange translation and other	232	296	176
C1 cash costs	$7,209	$6,962	$5,424
Site general and administrative	1,353	1,492	1,232
Accretion of mine closure and rehabilitation provision	92	111	105
Sustaining capital expenditure	3,254	5,499	3,013
Sustaining lease payments	2,122	1,861	1,660
Royalties and production taxes	510	785	338
AISC	$14,540	$16,710	$11,772

Ero Copper Corp. March 31, 2024 MD&A | Page 23

	2024 - Q1	2023 - Q4	2023 - Q1
Costs
Mining	$3,820	$3,430	$2,567
Processing	2,259	2,315	1,905
Indirect	1,229	1,352	1,052
Production costs	7,308	7,097	5,524
Smelting and refining costs	90	113	76
By-product credits	(189)	(248)	(176)
C1 cash costs	$7,209	$6,962	$5,424
Site general and administrative	1,353	1,492	1,232
Accretion of mine closure and rehabilitation provision	92	111	105
Sustaining capital expenditure	3,254	5,499	3,013
Sustaining leases	2,122	1,861	1,660
Royalties and production taxes	510	785	338
AISC	$14,540	$16,710	$11,772

Costs per ounce
Total gold produced (ounces)	18,234	16,867	12,443

Mining	$209	$203	$206
Processing	$124	$137	$153
Indirect	$67	$80	$85
Smelting and refining	$5	$7	$6
By-product credits	$(10)	$(14)	$(14)
Gold C1 cash cost	$395	$413	$436
Gold AISC	$797	$991	$946

Ero Copper Corp. March 31, 2024 MD&A | Page 24

Realized Gold Price

Realized gold price is a non-IFRS ratio that is calculated as gross gold revenue divided by ounces of gold sold during the period. Management believes measuring realized gold price enables investors to better understand performance based on the realized gold sales in each reporting period. The following table provides a calculation of realized gold price and a reconciliation to gold segment revenues, its most directly comparable IFRS measure.

(in '000s except for ounces and price per ounce)	2024 - Q1	2023 - Q4	2023 - Q1
NX Gold revenue	$31,937	$33,176	$23,655
less: by-product credits	(189)	(248)	(176)
Gold revenue, net	$31,748	$32,928	$23,479
add: smelting, refining, and other charges	605	713	468

Gold revenue, gross	$32,353	$33,641	$23,947
- spot (cash)	$24,529	$28,205	$18,677
- stream (cash)	$1,901	$1,613	$1,231
- stream (amortization of deferred revenue)	$5,923	$3,823	$4,039

Total gold ounces sold	16,853	18,479	13,097
- spot	12,298	14,332	9,787
- stream	4,555	4,147	3,310

Realized gold price (per ounce)	$1,920	$1,820	$1,828
- spot	$1,995	$1,968	$1,908
- stream (cash + amortization of deferred revenue)	$1,718	$1,311	$1,592
- cash (spot cash + stream cash)	$1,568	$1,614	$1,520

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and adjusted EBITDA are non-IFRS performance measures used by management to evaluate its debt service capacity and performance of its operations. EBITDA represents earnings before finance expense, finance income, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA before the pre-tax effect of adjustments for non-cash and/or non-recurring items required in determination of EBITDA for covenant calculation purposes.
The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Ero Copper Corp. March 31, 2024 MD&A | Page 25

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Net (Loss) Income	$(6,830)	$37,052	$24,500
Adjustments:
Finance expense	4,634	5,284	6,526
Finance income	(1,468)	(1,989)	(4,138)
Income tax (recovery) expense	(1,853)	8,415	4,666
Amortization and depreciation	23,296	24,980	16,506
EBITDA	$17,779	$73,742	$48,060
Foreign exchange loss (gain)	18,996	(24,871)	(8,621)
Share based compensation	6,545	477	5,017
Unrealized (gain) loss on copper derivatives	(64)	955	—
Adjusted EBITDA	$43,256	$50,303	$44,456

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

“Adjusted net income attributable to owners of the Company” is net income attributed to shareholders as reported, adjusted for certain types of transactions that, in management's judgment, are not indicative of our normal operating activities or do not necessarily occur on a recurring basis. “Adjusted net income per share attributable to owners of the Company” (“Adjusted EPS”) is calculated as "adjusted net income attributable to owners of the Company" divided by weighted average number of outstanding common shares in the period. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investor and analysts use these supplemental non-IFRS performance measures to evaluate the normalized performance of the Company. The presentation of Adjusted EPS is not meant to substitute the net income (loss) per share attributable to owners of the Company (“EPS”) presented in accordance with IFRS, but rather it should be evaluated in conjunction with such IFRS measures.
The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Ero Copper Corp. March 31, 2024 MD&A | Page 26

Reconciliation:	2024 - Q1	2023 - Q4	2023 - Q1
Net (loss) income as reported attributable to the owners of the Company	$(7,141)	$36,549	$24,154
Adjustments:
Share based compensation	6,545	477	5,017
Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA	11,257	(10,308)	(4,753)
Unrealized foreign exchange loss (gain) on foreign exchange derivative contracts	9,304	(9,852)	(3,152)
Unrealized (gain) loss on copper derivative contracts	(64)	951	—
Tax effect on the above adjustments	(3,128)	2,932	1,208
Adjusted net income attributable to owners of the Company	$16,773	$20,749	$22,474

Weighted average number of common shares
Basic	102,769,444	98,099,791	92,294,045
Diluted	103,242,437	98,482,755	93,218,281

Adjusted EPS
Basic	$0.16	$0.21	$0.24
Diluted	$0.16	$0.21	$0.24

Net Debt

Net debt is a performance measure used by the Company to assess its financial position and ability to pay down its debt. Net debt is determined based on cash and cash equivalents, short-term investments, net of loans and borrowings as reported in the Company’s condensed consolidated interim financial statements. The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2024	December 31, 2023	March 31, 2023
Current portion of loans and borrowings	$16,059	$20,381	$9,221
Long-term portion of loans and borrowings	450,743	405,852	401,595
Less:
Cash and cash equivalents	(51,692)	(111,738)	(209,908)
Short-term investments	—	—	(26,739)
Net debt (cash)	$415,110	$314,495	$174,169

Ero Copper Corp. March 31, 2024 MD&A | Page 27

Working Capital and Available Liquidity

Working capital is calculated as current assets less current liabilities as reported in the Company’s condensed consolidated interim financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and ability to meet its current obligations using its current assets. Available liquidity is calculated as the sum of cash and cash equivalents, short-term investments and the undrawn amount available on its revolving credit facilities. The Company uses this information to evaluate the liquid assets available. The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2024	December 31, 2023	March 31, 2023
Current assets	$129,960	$199,487	$331,241
Less: Current liabilities	(158,565)	(173,800)	(112,448)
Working (deficit) capital	$(28,605)	$25,687	$218,793

Cash and cash equivalents	51,692	111,738	209,908
Short-term investments	—	—	26,739
Available undrawn revolving credit facilities(1)	105,000	150,000	150,000
Available liquidity	$156,692	$261,738	$386,647

(1) In January 2023, the Company amended its senior credit facility to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) using Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") as its internal control framework.

The Company’s DC&P are designed to provide reasonable assurance that material information related to the Company is identified and communicated on a timely basis.

The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations and cannot provide absolute assurance that all misstatements and instances of fraud, if any, within the Company have been prevented or detected. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Ero Copper Corp. March 31, 2024 MD&A | Page 28

There were no changes in the Company’s DC&P and ICFR that materially affected, or are reasonably likely to materially affect, ICFR during the three months ended March 31, 2024.

NOTE REGARDING SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this MD&A relating to Ero’s properties (“Technical Information”) is based on information contained in the following:

The report prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) and entitled “2022 Mineral Resources and Mineral Reserves of the Caraíba Operations, Curaçá Valley, Bahia, Brazil”, dated December 22, 2022 with an effective date of September 30, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Bernardo Horta de Cerqueira Viana, FAIG, Fábio Valério Câmara Xavier, MAIG and Ednie Rafael Moreira de Carvalho Fernandes, MAIG all of GE21 Consultoria Mineral Ltda. (“GE21”), Dr. Beck Nader, FAIG of BNA Mining Solutions (“BNA”) and Alejandro Sepulveda, Registered Member (#0293) (Chilean Mining Commission) of NCL Ingeniería y Construcción SpA (“NCL”) (the “Caraíba Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina”, dated May 12, 2023 with an effective date of October 31, 2022, prepared by Porfirio Cabaleiro Rodriguez, FAIG, Leonardo de Moraes Soares, MAIG and Guilherme Gomides Ferreira, MAIG, all of GE21 (the “Xavantina Operations Technical Report”). Each a “qualified person” and “independent” of the Company within the meanings of NI 43-101.

The report prepared in accordance with NI 43-101 and entitled “Boa Esperança Project NI 43-101 Technical Report on Feasibility Study Update”, dated November 12, 2021 with an effective date of August 31, 2021, prepared by Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E. all of Ausenco Engineering Canada Inc. (or its affiliate Ausenco Engineering USA South Inc. in the case of Ms. Patterson), Carlos Guzmán, FAusIMM RM CMC of NCL and Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission) and Resource Manager of the Company on the date of the report (now of HCM Consultoria Geologica Eireli (“HCM”)) (the “Tucumã Project Technical Report”). Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., Carlos Guzmán, FAusIMM RM CMC and Emerson Ricardo Re, MAusIMM (CP), is a “qualified person” of the Company within the meanings of NI 43-101. Each of Kevin Murray, P. Eng., Erin L. Patterson, P.E. and Scott C. Elfen, P.E., and Carlos Guzmán, FAusIMM RM CMC are “independent” of the Company within the meaning of NI 43-101. Emerson Ricardo Re, MAusIMM (CP), as Resource Manager of the Company (on the date of the report and now of HCM), was not “independent” of the Company on the date of the report, within the meaning of NI 43-101.

Reference should be made to the full text of the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report, each of which is available for review on the Company's website at www.erocopper.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov.

The disclosure of Technical Information in this MD&A has been reviewed and approved by Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 3219148) and Resource Manager of the Company who is a “qualified person” within the meanings of NI 43-101.

Ero Copper Corp. March 31, 2024 MD&A | Page 29

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s production, operating cost and capital expenditure guidance; targeting additional mineral resources and expansion of deposits; capital and operating cost estimates and economic analyses (including cash flow projections), including those from the Caraíba Operations Technical Report, the Xavantina Operations Technical Report and the Tucumã Project Technical Report; the Company’s expectations, strategies and plans for the Caraíba Operations, the Xavantina Operations and the Tucumã Project, including the Company’s planned exploration, development, construction and production activities; the results of future exploration and drilling; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration, development and construction including but not limited to the Deepening Extension Project at the Caraíba Operations and the Tucumã Project; the timing and amount of future production at the Caraíba Operations, the Xavantina Operations and the Tucumã Project; the Company's expectations regarding planned capital expenditures for the Tucumã Project, the Deepening Extension Project and/or the Caraíba Mill expansion project falling within contingency levels; expectations regarding the Company's ability to manage risks related to future copper price fluctuations and volatility; future financial or operating performance and condition of the Company and its business, operations and properties, including expectations regarding liquidity, capital structure, competitive position and payment of dividends; expectations regarding future currency exchange rates; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this MD&A and in the AIF under the heading “Risk Factors”. The risks discussed in this MD&A and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

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The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this MD&A and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this MD&A and the documents incorporated by reference herein have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Ero Copper Corp. March 31, 2024 MD&A | Page 31

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

ADDITIONAL INFORMATION

Additional information about Ero and its business activities, including the AIF, is available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

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